FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 1, 2009 to March 31, 2009

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….√…Form 40-F…………

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes…………………..No………………..

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-…………………..

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Dated: May 5, 2009

………………………………….
(Signed by)
P M SMYTH
Chief Executive

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of March 1, 2009 to March 31, 2009

765                 Diamonds Plant Purchase
766                 Progress with Refinery Acquisition
767                 Update to Shareholders
768                 Drill Rigs Purchase
769                 Drill Rigs Purchase - Amendment

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	March 18, 2009

CityView Announces Diamond Processing
Plants Supplier for Nhefo

CityView Corporation Limited (“CityView”) ASX:CVI, OTCBB:CTVWF, DAX:C4Z announces today that Canzar Resources Limited (“Canzar”), the Operator of the Nhefo and Luachisse diamond concessions in Angola, has engaged International Progress & Design (“IPAD”) of South Africa to supply Dense Medium Separator (DMS) mobile plants for installation at Nhefo.  The combined plants should be capable of processing 400 tonnes of feed per hour.

CityView CEO Mark Smyth commented:  “We are very pleased to move forward with the construction of state-of-the-art diamond processing plants at Nhefo. Head feed into a DMS plant is first processed through a scrubber unit and then screened before entering the Cyclone unit.  Head feed into a scrubber unit usually averages two to three times the capacity of a Cyclone Unit.

Head feed at Nhefo should grade on average 0.15 carats per tonne, at a selling price of approximately US$170 per carat in current market conditions. Based on such a rate (400 x 0.15 x $170), once the two plants are fully operational, we would expect Nhefo to generate US$10,000 per hour from production of diamond rough stones.

Following the successful installation of processing plants at Nhefo, similar DMS plants will be commissioned for Luachisse. The objective is to process up to 800 tonnes per hour of head feed from the combined Nhefo and Luachisse concession areas. We anticipate all plants to be online by the end of 2010,” added Smyth.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

The Nhefo concession area of 3,280 km2 covers most of the alluvial diamond areas of the Rio Luachimo in the province of Luanda Norte.  The Luachisse concession area of 2,700 km2 encompasses much of the key diamond areas of the province of Bie.

Canzar’s percentage ownership of Nhefo is 42% and Luachisse 41%.  Canzar is a wholly owned subsidiary of Angola Diamond Holdings limited in which CityView holds an 18.5% interest.  CityView’s strategy is to increase its equity to a control position as soon as feasible.

Picture of a DMS Plant under construction

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

About CityView Corporation Limited

CityView is a natural resource company based in Perth, Australia. The Company is accumulating a valuable commodity portfolio of copper, gold, diamonds, coal, iron ore, rare earths and oil refinery interests. CityView's strategy is to build on its established infrastructure, technical expertise and strong industry partnerships in Southern and West Africa to upgrade its properties into bankable assets/full production. For more information, please visit http://www.cityviewcorp.com/.

Safe Harbor Statement: The Private Securities Litigation Reform Act of 1995 of U.S.A. provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company's reports filed with the U.S. Securities and Exchange Commission.

Contact:

CityView CEO, Mark Smyth
Telephone: +61-8-9226-4788
Facsimile: +61-8-9226-4799
Web: www.cityviewcorp.com
info@cityviewcorp.com

Mark Smyth
Chief Executive Officer.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	March 25, 2009

CITYVIEW ANNOUNCES SIGNIFICANT PROGRESS
WITH REFINERY ACQUISITION

CityView Corporation Limited (“CityView”), (ASX: CVI), (OTCBB: CTVWF), (DAX: C4Z), announces today that the Board of Deanshanger Project Limited (“Deanshanger”) has granted its approval to participate in a joint venture (“DPL Energy Limited”) with CityView to acquire a crude oil refinery from Tagore Investments S.A. This refinery has a daily capacity of 55,000 barrels, which will be later upgraded to 100,000 barrels per day and will be located in Nigeria.  The acquisition is subject to legal and technical due diligence and necessary consents.

Deanshanger is a leading infrastructure development, project management and private-public partnership project group in Nigeria, and will act as a co-ordinator on the project. Deanshanger has arranged the delivery of the project through a Public Private Partnership (PPP) arrangement between DPL Energy Ltd, relevant Government authorities in Nigeria and other private investors. Under the terms of the joint venture, CityView will own one-third of the oil refinery and Deanshanger, its partners and other investors will hold the remaining two-thirds.

The financing to acquire CityView's share, approximately US$160 million, will be carried out by a syndicate of European investors arranged by a European institutional-focused investment firm. Completion of the funding is subject to CityView shareholder approval which will be sought as soon as practical.

According to the 2008 BP Statistical Energy Survey, Nigeria had proved oil reserves of 36.22 billion barrels at the end of 2007 or 2.92 % of the world's reserves. The Nigerian Government said it has plans to expand its proven reserves to 40 billion barrels by 2010. CityView CEO Mark Smyth commented, “Our strategy to set up an oil refinery in Nigeria was initiated in August 2008, and we are pleased to move one step closer to finalizing this key asset acquisition. Deanshanger specializes in major infrastructure projects in Nigeria and has an excellent track record for successfully organizing large-scale projects there. Together, we have assembled a great team that is ready to capitalize on Government initiatives to increase oil reserves.”

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX / MEDIA RELEASE	CityView Corporation

“Upon closing the acquisition, we expect to begin shipment and construction of the refinery by mid-year and commence operations early in 2010. Following the installation of the first module, the JV has plans to increase production of the refinery to 100,000 bpd by 2011,” added Smyth.

The Department of Petroleum Resources of the Nigerian Ministry of Petroleum has invited representatives of DPL Energy Limited to attend a refinery logistics meeting in Lagos on March 26, 2009, prior to final inspection of the plant and equipment in Houston. This meeting will also be attended by representatives from CityView and Deanshanger.

About CityView
CityView Corporation Ltd. is a natural resource company based in Perth, Australia. The Company is accumulating a valuable commodity portfolio of copper, gold, diamonds, coal, iron ore, rare earths and oil refinery interests. CityView's strategy is to build on its established infrastructure, technical expertise and strong industry partnerships in Southern and West Africa to upgrade its properties into bankable assets/full production. For more information, please visit:
http://www.cityviewcorp.com/.

Mark Smyth
Chief Executive Officer.

Safe Harbor Statement: The Private Securities Litigation Reform Act of 1995 of U.S.A. provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company's reports filed with the U.S. Securities and Exchange Commission.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	March 30, 2009

CityView Announces Drill Rig
Supplier for Cachoeiras and Longonjo

CityView Corporation Limited (“CityView”) ASX:CVI, OTCBB:CTVWF, DAX:C4Z, announces today that Fortitude Minerals Limited (“Fortitude”) of which it holds an approximate 45% interest, has engaged International Process & Design (“IPAD”), a leading manufacturer of drilling equipment in South Africa, to supply one track mounted drill rig and one drill rig mounted on a 6 wheel drive for the drilling programme in Angola.

Initially one rig will be located at Longonjo to drill 3,000 metres with an average depth for each hole of 150 metres to prove up a resource of copper and gold.

The other rig will be located at Cachoeiras to define the existing copper mineralisaton to JORC standard.  It will then be relocated to Fortitude’s other copper licences running for several hundred kilometres along the western seaboard of Angola, encompassing the greater part of the upper Cuvo formation where copper mineralisation has been reported along its entire length.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

About CityView Corporation Limited

CityView is a natural resource company based in Perth, Australia. The Company is accumulating a valuable commodity portfolio of copper, gold, diamonds, coal, iron ore, rare earths and oil refinery interests. CityView's strategy is to build on its established infrastructure, technical expertise and strong industry partnerships in Southern and West Africa to upgrade its properties into bankable assets/full production. For more information, please visit http://www.cityviewcorp.com/.

Safe Harbor Statement: The Private Securities Litigation Reform Act of 1995 of U.S.A. provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company's reports filed with the U.S. Securities and Exchange Commission.

Contact:
CityView CEO, Mark Smyth
Telephone: +61-8-9226-4788
Facsimile: +61-8-9226-4799
Web: www.cityviewcorp.com
info@cityviewcorp.com

Mark Smyth
Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of March 1, 2009 to March 31, 2009

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634